NEWS RELEASE

February 14, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

ALMADEN COMMENCES EXPLORATION AT ATW DIAMOND PROSPECT, NWT

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report that its winter 2011 joint venture (“JV”) exploration program at its 58.8% owned ATW Diamond Property is now underway. The JV is operated by Almaden and all parties have a working interest. The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd’s DO-27 Kimberlite lies 20 kilometres to the northeast.

Morgan Poliquin, CEO of Almaden commented, “The ATW property is located in one of the premier terrains in the world for diamond bearing kimberlite pipes. This year’s exploration program at ATW is designed to find the source area of a very promising indicator mineral train which the Company interprets to represent the debris from a kimberlite. We hope the results of the program will help define the source area for future more focussed drilling.”

The winter 2011 ATW Diamond Property exploration program will comprise the completion of approximately 134 sonic overburden drill holes. The holes will be drilled within a 3 kilometre by 4 kilometre area of interest that lies at the at the “up ice” terminus of a 20 kilometre long kimberlite indicator mineral (KIM) dispersion train.  The dispersion train has been traced “up ice” and easterly under MacKay Lake over several campaigns by Almaden and partners.   The purpose of the 2011 drill program is to define the “up ice” and lateral extent of the head of the KIM dispersion train under Mackay Lake.  Previous sonic drilling campaigns completed during 2003 and 2008 (see Almaden Minerals Ltd. press release: October 22, 2008) have defined the southern and “up ice” (eastern) cut-off of the dispersion train, resulting in the definition of the present high priority area if interest.  Based on the results of winter 2011 exploration, targets will be chosen for diamond drill testing during winter 2012. The 2011, ATW Diamond Project exploration program is being conducted under the supervision of Kristopher J. Raffle, P.Geo., APEX Geoscience Ltd.  Mr. Raffle is a qualified person as defined by National Instrument 43-101 and is responsible for the preparation and approval of the technical information disclosed in the News Release.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.